

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2012

Via E-mail
Joseph Wade
Chief Financial Officer
Renegade Ventures, Inc.
8275 S. Eastern Ave.
Las Vegas, NV 89123

Re: Renegade Ventures, Inc.
Registration Statement on Form S-11
Filed August 23, 2012
File No. 333-183499

Dear Mr. Wade:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

     o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

     o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

Due to your financial condition, even assuming the maximum offering amount, it is unclear how you have disclosed a specific business plan that would allow you to continue as a going concern. Further, your current assets, operations, and revenues are nominal in nature.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering.

4.   Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

5.   We note that you refer to a section entitled "Where you can find more information" on pages 1 and 21. We are unable to locate this section. Please revise or advise.

6.   We note you indicate on the registration cover page that the proposed maximum offering price per share is $0.01. We further note you indicate throughout the document that the offering price of the common stock is $0.005 per share. Please revise to clarify.

7.   We note that some of the information in your prospectus does not reflect the current status of your business and plan of operations. For example, you refer to "minimal revenues" when you have had no revenue. We also note that you refer to "formation transactions" and "recent appraisals" but you only have a nominal amount of cash in assets as of June 30, 2012. Please revise your prospectus throughout in order to remove any such statements.

8.   Throughout your filing you discuss raising up to $200,000, but your offering is for 20 million shares of Class A Common Stock at $.005 per share, which indicates a maximum of $100,000. Please reconcile this discrepancy throughout your filing.

Prospectus Cover Page

9.   We note you indicate on the prospectus cover page that the Risk Factors section begins on page 4. We further note that the Risk Factors section begins on page 5. Please revise.

Item 3. Summary Information and Risk Factors, page 1

10.   We note that your auditors have issued a going concern opinion. Please revise your Prospectus Summary to discuss briefly your auditor's opinion that there is substantial doubt about your ability to continue as a going concern. Please also include a related risk factor at the beginning of your Risk Factors section.

11.   We note you indicate on page 1 that the Company focuses on the acquisition, development and management of single-family homes and multi-family properties in the U.S. and other financial investments. Please revise to clarify the other financial investments to which you are referring.

<u>Our Direct Public Offering, page 3</u>

12.   We note you indicate on page 3 that the Company's address is 2620 Regatta Drive. We
        further note you indicate on the cover page of the registration statement that the
        Company's principal executive offices are located at 8275 S. Eastern Ave. Please revise
        to reconcile or explain.

<u>Summary of this Offering, page 4</u>

13.   We note you indicate on page 4 that 300,000,000 shares of Class B Common Stock were
        outstanding before and after the offering. We further note you indicate on page 31 that
        you have issued 450,000,000 shares of Class B Common Stock. Please revise to
        reconcile or explain.

<u>Risk Factors, page 5</u>

<u>"The Company's dividend policy may restrict growth and lead to dilution," page 6</u>

14.   We note that you state on page 6 that the "Company intends to continue to pay
        dividends." We further note that you have never paid dividends. Please revise.

<u>Dividend Policy, page 11</u>

15.   We note you indicate in this section and on page 6 that you expect to distribute at least
        70% of your net income from your properties to shareholders as dividend payments.
        Given that you have limited assets and no revenues, it appears that you do not have a
        reasonable basis for an estimated dividend. Please consider removing any reference to an
        estimated dividend. Please revise here and on page 6 to clarify that you may not be able
        to pay dividends in the foreseeable future.

<u>Plan of Distribution, page 13</u>

16.   We note that you are offering for sale 20,000,000 shares in a self-underwritten offering.
        Please revise your disclosure in this section to identify your officers and directors who
        will sell these shares.

<u>Item 10. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 17</u>

17.   Please revise your disclosure to provide more details about the company's plan of
        operations for the next twelve months including the expected sources of such funding for
        the expenses associated with each milestone. Please explain how the company intends to

meet each of the milestones if it cannot receive funding. See Item 101(a)(2) of
Regulation S-K.

Liquidity and Capital Resources, page 18

18.   Your disclosure of issuances of 180 million shares of Class A Common Stock on July 1,
2012, and again on July 5, 2012, do not appear to agree to the number of shares
outstanding disclosed elsewhere in your filing. Please revise.

Item 14. Description of Real Estate, page 22

19.   Please revise your disclosure to state the nature of your title to the property and the nature
and amount of all material mortgages, or other liens or encumbrances against such
property. Please also revise to outline any proposed program for the renovation,
improvement or development of such properties, including the estimated cost thereof and
the method of financing to be used. Please refer to Item 14 of Form S-11.

Item 17. Market Price of and Dividends on the Registrant's Common Equity and Related
Stockholder Matters, page 23

20.   Please revise your disclosure to indicate the number of holders of your Class B Common
Stock. Please refer to Item 201(b)(1) of Regulation S-K.

21.   We note you indicate on page 23 that there are 5 holders of the Company's Class A
Common Stock. We further note you indicate on page 23 that your Class A Common
Stock is held by 4 shareholders. Please revise for consistency or explain.

Item 18. Description of Registrant's Securities, page 23

22.   We note you indicate on page 24 that your Certificate of Incorporation authorizes the
Company to issue up to 1,000,000,000 shares of Class B Common Stock. We further
note you indicate on page 24 that there are 3,000,000,000 shares of Class B Common
Stock issued and outstanding. Please revise to clarify.

Item 21. Directors and Executive Officers, page 25

23.   Please refer to Item 401(a) of Regulation S-K and revise to indicate all positions and
offices with the registrant held by each person. For example purposes only, we note that
the registration statement is signed by M.L. Billington as a Director, by Joseph Wade as
the Vice Chairman and by Paul Howarth as Chairman.

Item 22. Executive Compensation, page 28

24.   We note you indicate on page F-13 that you issued shares of stock to your officers and

directors at a discount. Please include this payment in your summary compensation table, as well as in your narrative discussion to the table, or tell us why it is not appropriate.

Item 23. Certain Relationship and Related Transactions and Director Independence, page 29

25.   Please revise this section to provide the information required by Item 404(d) of Regulation S-K.

Item 24. Selection, Management and Custody of Registrant's Investments, page 29

26.   We note that Mr. Howarth is the managing member of Renard Properties, LLC, which acquires and invests in real estate throughout the United States. We further note that Mr. Wade is also a member of Renard Properties, LLC and that Renard Properties LLC is a shareholder of the registrant. Please revise to outline any provisions of the governing instruments which limit any director, officer, security holder or affiliate from engaging for their own account in business activities of the types conducted or to be conducted by the registrant. Please refer to Item 25 of Form S-11.

Outside Back Cover Page of the Prospectus

27.   We note you include your dealer prospectus delivery obligation on your prospectus cover page. Please move your dealer prospectus delivery obligation to the outside back cover page of the prospectus. Please refer to Item 502(b) of Regulation S-K.

Part II. Information Not Required in Prospectus, Page 31

Item 33. Recent Sale of Unregistered Securities, page 31

28.   We note you indicate on page 31 that shares were issued to your officers, directors and principal shareholders. We further note you indicate on page F-12 that you issued shares to Renard Properties, LLC, JW Group, Inc. and MLB Ventures, Inc. Please revise this section to provide the name of each individual or entity that was issued shares, as well as the number of shares issued to each individual or entity.

29.   We note you indicate on page 31 that the Company issued a note to a third party to acquire a property. We further note that the Company issued shares to a third party. Please revise your disclosure throughout the document to identify these third parties.

Exhibits Schedule, page 33

30.   In your next amendment, please include a consent of your independent registered public accounting firm.

Exhibit 5.1

31.   Please have counsel revise the legal opinion to identify the "corporate records and other documents" they have examined in connection with their opinion.

Statement of Changes in Stockholders' (Deficit) Equity, page F-4

32.   We note that the share issuances presented in the table on February 28, 2012 and June 24, 2012 do not mathematically compute. Additionally, the number of shares of Class B Common Stock issued at the end of the period, 150 million, does not agree with the disclosed number of Class B shares on the Balance Sheet, 2 million. Finally, please revise the table to present all information as of June 30, 2012.

Note E – Subsequent Events, page F-13

33.   Please revise to provide more information regarding the property you acquired on July 1, 2012. Provide the terms of the debt and also tell us the company's plan for this property. For example does the Company plan to rent this property or make improvements and then sell it to a third party. We may have further comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee at (202) 551-3693 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel